

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 20, 2009

Via Facsimile and U.S. Mail

Anthony D. Weis, Esq.
Vorys, Sater, Seymour & Pease LLP
52 East Gay St.
PO Box 1008
Columbus, OH 43216-1008

> **Re: Croghan Bancshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 13, 2009**
> **File No. 0-20159**

Dear Mr. Weis:

We have conducted a limited reviewed the filing listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC14A filed February 13, 2009

General

1. Revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

2. We note that you intend to solicit proxies via mail, personally and telephonically. Please be advised that all written soliciting materials, including any e-mails or

scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

3.   Please provide a background discussion of the contacts, if any, the company has had with Mr. Nathan Danziger during the time period leading up to the current solicitation.

4.   Explain why the Company opposes the election of Nathan G. Danziger. You assert that Mr. Danziger's goals and strategies are "contrary to the best interests of the Company and its shareholders." Identify the specific "goals and strategies" to which you refer. In addition, describe the "certain proposals supported by Mr. Danziger" which you believe are contrary to the best interests of the Company and support that belief. Given Mr. Danziger's history of past solicitations involving the Company, in each case, be sure to specify when and how he supported any referenced goals, strategies or proposals.

Other Matters, page 25

5.   You indicate that any other matters properly presented at the meeting or adjournments thereof, will be voted by the proxies "in accordance with their best judgment in light of the conditions then prevailing." Note that the Company may not use discretionary authority to postpone or adjourn the meeting to solicit additional votes without separately soliciting a proxy from shareholders allowing it to do so.

Form of Proxy Card

6.   Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please clarify this on the proxy card.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company is in possession of all facts relating to the company's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions